UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Frank Fuya Zheng
Chief Financial Officer
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

Re: X Financial
Form 20-F for Fiscal Year Ended December 31, 2022
Response dated October 6, 2023
File No. 001-38652

Dear Frank Fuya Zheng:

We have reviewed your October 6, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

Correspondence filed October 6, 2023

Introduction, page iii

1. We note your response to prior comment 1. In future filings, please clearly identify in the graphic (1) the entities that conduct operations and (2) the entity in which investors own their interests. Provide the text accompanying the footnotes. Please include your proposed disclosure in your response letter.

VIE Structure and Risks Relating to Our Corporate Structure, page 1

2. We note your response to prior comment 4. In future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the

VIE under U.S. GAAP. In this regard, we note, in a non-exclusive manner, that you refer to the Company's control over the VIE in your proposed disclosure in response to prior comment 1 and prior comment 3. Also with respect to prior comment 3, we note the statement that one of the subsidiaries conducts internet value-added business of which foreign investment is restricted and that "[a]s a result, our shareholders may never directly hold all equity interests in such VIEs." Please clarify the extent to which investors may never hold equity interests in the Chinese operating company under the VIE structure regardless of the nature of the subsidiaries' operations. Please include your proposed disclosure in your response letter.

<u>Regulation, page 81</u>

3. We note your response to prior comment 8. In future filings, please revise your disclosure to explain whether and how each law, rule and regulation has had, or may reasonably be expected to have, a material impact on your business, operations or liquidity, including, but not limited to, revising the following:

- In your response with regard to the Interim Measure, you state that the Interim Measures do not apply to you because you are no longer a P2P operations business. Please explain how your business does not involve information service provider products such as "financial products to raise fund or acting as an agent to sell financial products," as referenced on page 84, when you facilitate "online purchasing," "secured loans," online "loan application," verification of "applicant's information using multiple authentication technologies and internal and external databases," and so forth;
- Reconcile the statement in your response that you are "not an Internet Lending Information Intermediary" with disclosure elsewhere indicating that you satisfy regulatory requirements of such an entity or are otherwise identified as an internet lending information intermediary. For example, we note the statement on page 27 that the Interim Measures and the Inspection Notice imposed additional obligations on online lending information intermediaries, "including us";
- Please address in your response with regard to Circular 141 whether you "provide online lending services for loans used for purchasing real property, or any loan without specific usage of funds";
- We note your disclosure on page 87 that you have taken "considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to [y]our business operations." Please revise your disclosure to explain your compliance with and any material impact on your business, operations or liquidity resulting from the Custodian Guidelines, Circular 57, the Inspection Notice, or the Compliance Checklist.

Please include your proposed disclosure in your response letter.

4. We also note your response to prior comment 9 and representation that you obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of your holding company and the VIEs in mainland China. In future filings, revise throughout the description of regulations beginning on page 81 to clarify whether you have obtained the various licensing and other requirements. For example, you state that the CBRC's Interim Measures in 2016 required that online lending information service providers apply for VATS License. But you do not indicate whether you applied or received such license. As another non-exclusive example, on page 86 you identify a number of requirements under Circular 57 from 2017. But you do not indicate whether or how you have taken action to comply with such requirements. Please also update the identified licensing and other requirements as of the date of the report to be filed. Please include your proposed disclosure in your response letter.

5. We note your response to prior comment 10. Please provide the legal analysis supporting your conclusions that you are not subject to the PRC Data Security Law and that you are not an "online platform operator" holding "more than one million users/users' individual information" in light of the disclosure on page 70 that you facilitated 10,276,021 active borrowers, "each of whom made at least one transaction" on your platform. In this regard, we note you appear to believe the law does not apply because it was "recently promulgated." Alternatively, it appears you may believe the law does not apply because you believe you do not "hold personal information of more than one million users." Your revised disclosure should clearly indicate whether you believe you are subject to the PRC Data Security Law and if not, why not.

6. We note your response to prior comment 11. In future filings, please revise your disclosure here and where appropriate to explain how the CAC's oversight has impacted or is reasonably likely to impact your business and listing. Disclose to what extent you believe you are compliant with the regulations or policies issued by the CAC to date. Your revised disclosure should provide sufficient detail addressing the CAC's oversight, which appears to specifically relate to your operations, including with respect to "internet value-added businesses of which foreign investment is restricted." Please include your proposed disclosure in your response letter.

Please contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:	Lawrence Venick, esq.